

SEB

2003-04-02

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Facsimile no: 001-202-942-9624

Re: Skandinaviska Enskilda Banken AB (publ)—File No. 82-3637

Ladies and Gentlemen:

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") by Skandinaviska Enskilda Banken (the "Bank") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Bank is subject to the Act.

Very truly yours,

Gunilla Wikman

For and on behalf of
Skandinaviska Enskilda Banken

dlw 6/2

(Enclosure)

Skandinaviska Enskilda Banken

Postadress *Mailing address*	Besöksadress *Office address*	Telefon *Telephone*
SE-106 40 Stockholm Sweden	Kungsträdgårdsgatan 8	Nat 08 763 80 00 Int + 46 8 763 80 00

Firma/Name: Skandinaviska Enskilda Banken AB. Bolaget är publikt/A public company (publ).
Styrelsens säte/Reg. Office: Stockholm *Reg.nr/Reg. No.:* 5020329081

File No. 82-3637



Stockholm, 2 April 2003

PRESS RELEASE

Additional information prior to Annual General Meeting

Since the announcement of SEB's Annual General Meeting was published at the beginning of March, new information has become available regarding certain items on the agenda. This information, which among other items relates to the composition of the Board and SEB's employee stock option programme for 2003, is now available at www.seb.net.

The announcement presented a proposal that the number of Board members should be increased to ten through the election of a new member. Discussion had then been initiated with a female Board candidate, who at a late stage, however, was unable to consider the post. Accordingly, the shareholders that supported the proposal have withdrawn the proposal for new election, whereby the number of Board members remains unchanged, at nine.

An increase in the total fees to the Board was proposed in the announcement to SEK 5,450,000. As a result of withdrawing the proposal for new election, it is proposed that the Board fee instead amount to SEK 5,100,000.

The Board's complete proposal regarding the acquisition and sale of own shares for the employee stock option programme is also available at www.seb.net. The total number of employee stock options that was estimated allotted to the President and the Group Executive Committee was presented in the Annual Report. In the actual allotment, the Group Executive Committee received 944,750 stock options. The remaining approximately 5,200,000 employee stock options were allotted to about 700 other senior executives and key persons. The allotment did not increase compared with the preceding year.

The Board's final proposal regarding transfer of shares in SEB Asset Management America Inc. to senior executives in the company as well as the fairness opinion is also presented at www.seb.net. In the proposal it is stated that the approval of the Annual General Meeting pertains to transfer of shares, alternatively, the business of the subsidiary. With the transfer of business, the Leo Act is not applicable. However, the Board has decided to propose that the transfer of business shall be handled in accordance with the Stockholm Stock Exchange's rules governing the acquisition of business in subsidiaries and that the stricter majority requirements of the Leo Act shall be applied to the decision.

The Annual General Meeting will be held on April 9, 12:30 p.m., at Circus, Djurgårdsslätten, Stockholm.

For further information, please contact:
Gunilla Wikman, Head of Group Communications, telephone +46 8 763 8125, +46 70 7638125